Switchback II Corporation
5949 Sherry Lane, Suite 1010
Dallas, TX 75225
(972) 514-9535

January 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Jay E. Ingram
Office of Manufacturing

Re:	Switchback II Corporation
Form S-1 Registration Statement
File No. 333-251487

Dear Mr. Ingram:

Switchback II Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-251487), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on January 7, 2021, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 and that such effectiveness also be confirmed in writing.

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Sincerely,

Switchback II Corporation

By:	/s/ Jim Mutrie
Name:	Jim Mutrie
Title:	Co-Chief Executive Officer and Director

cc:	Latham & Watkins LLP
Thomas G. Brandt
Ryan J. Maierson

Vinson & Elkins L.L.P.
Douglas E. McWilliams
E. Ramey Layne

[Signature Page to Company Acceleration Request]